Separation and Release Agreement

This Separation and Release Agreement (the “Agreement”) is entered into as of March 11, 2016, by and between William D. Ellis (“Executive” or “you”) and Reading International, Inc., a Nevada corporation (“Reading” or the “Company”).

RECITALS:

WHEREAS, pursuant to that certain employment agreement dated October 20, 2014, as amended (the “Employment Agreement”), Executive was hired by the Company in the capacity of General Counsel for a three (3) year term to end on October 20, 2017 (the “Employment Term”);

Whereas, on  or about February 18, 2016, Executive gave notice to the Company that he was resigning from his employment under the Employment Agreement with the Company;

Whereas, the Company is willing to accept Executive’s resignation, but desires to have the benefit of Executive’s continued assistance and cooperation on Company matters as needed after his resignation, as described below;

Whereas, Executive and the Company agree that Executive’s resignation will be effective March 11, 2016.

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1.

Resignation. Effective March 11, 2016 (the “Resignation Date”), you hereby resign as the Company’s General Counsel and Corporate Secretary and from any and all other positions that you hold as an officer, director, manager and/or employee of the Company and its various direct and indirect subsidiaries.  Your status as a corporate officer, director, manager, employee or any fiduciary position with the Company and all affiliates will end on the Resignation Date.

2.

Compensation.  In exchange for the your continued cooperation and assistance, the  Release provided below, and for the performance by you of your other obligations under this Agreement  the Company hereby waives any rights it might have against you with respect to your early termination of your obligations under the Employment Agreement, including but not limited to any claim for breach of the Employment Agreement, and agrees to the following compensation and benefit treatment:

2.1	Payments.
(a)

Base Salary; Accrued Obligations.   On March 11, 2016, you will receive payment for any accrued and unused vacation, your accrued but unpaid base salary through the Resignation Date, and reimbursement of unreimbursed business expenses for which substantiation has been submitted (or for which substantiation will be submitted, for charges on your corporate credit card already incurred but for which you do not

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receive a bill until after the Resignation Date) in accordance with the Company’s policies and procedures (collectively, the “Accrued Obligations”).   You acknowledge and agree that as of the date of this Agreement, you have no hours of accrued and unused vacation.

(b)

Compensation.    So long as you are in material compliance with your obligations under this Agreement, you will be entitled to nineteen equal payments in the amount of $10,790, each payable semi-monthly beginning on March 30, 2016 and continuing on each of the Company’s regular pay day thereafter until December 31, 2016 (the “Payments”).  The Payments will be subject to applicable required tax withholding (if any).

2.2

Equity Awards.  So long as you continue satisfy in all material respects your obligations to the Company under this Agreement, twenty thousand (20,000) of the employee stock options granted to you pursuant to Section 4 of your Employment Agreement shall continue to vest on October 20, 2016.   No further options shall vest under that grant. This provision shall be interpreted consistent with and supplementary to the stock option agreement.

2.3	Benefits
(a)

COBRA.  You will be offered the opportunity to receive continuation coverage for yourself and your eligible dependents under the Company’s medical and dental plans pursuant to the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) following the Resignation Date, provided you timely elect and pay for such coverage.

(b)	Key Man Insurance. The Company shall pay the premiums on your key man insurance policy through December 31, 2016.
2.4

Other Compensation Matters.  Notwithstanding anything to the contrary contained in this Agreement (including the Release set forth in Section 6 hereof), you hereby acknowledge that, in connection with your resignation when you cease to be an employee of the Company, you will not be entitled to receive from the Company or an affiliate (i) any  severance or other payments or benefits, except as provided for in this Section 2, or (ii) any retiree termination welfare benefits (other than health care continuation coverage that you may be entitled to elect pursuant to Section 4980B of the Code).

3.

Nondisparagement.  You agree to refrain from making any false or misleading statements or comments about the Company and any of its respective affiliates, their officers, directors, personnel, or any of their products and services.  You agree to refrain from making any disparaging remarks to any person (other than comments to your immediate family members or advisers that are made on a confidential basis and are not repeated or published by such persons) about the Company and any of its respective affiliates, their officers, directors, their respective personnel, and their respective products and services; except to the extent otherwise required by applicable law.  The Company agrees to refrain from making any false, misleading, or disparaging statements about you to any person outside the Company (other than comments to advisers of the Company that are made on a confidential basis and are not repeated or published by such persons) except to the extent otherwise required by applicable law. The Company has no obligation under Section 3 with respect to James J. Cotter, Jr.

4.

Cooperation.  In order to ensure a smooth transition from Executive’s duties and responsibilities as the Company’s General Counsel and Secretary, and taking into consideration Executive’s schedule and other commitments, Executive agrees to provide reasonable assistance to and cooperation with Company following the Resignation Date in connection with any Company matters for which Executive had knowledge or responsibility while employed by Company.  Further, if Company is involved in any legal action or investigation on or after Executive’s Resignation Date relating to events which occurred during Executive’s employment, Executive will cooperate with the Company to the fullest extent reasonably possible (taking into consideration Executive’s schedule and other commitments) in the preparation, prosecution, or defense of the Company’s case, including, but not limited to, required travel, appearances and testimony, the execution of affidavits or documents or providing information reasonably requested by the Company.  As part of his cooperation and assistance pursuant to this Section 4, Executive agrees that he will take and/or promptly return phone calls and promptly respond to emails or other communications from the Company or its representatives, and will make himself available to meet with the Company or its representatives in person at its Los Angles offices or other location in Los Angeles County upon reasonable request by the Company.  Company will reimburse Executive for reasonable pre-approved out-of-pocket expenses incurred in providing such assistance and cooperation to the Company.  Executive agrees that in providing such services, Executive will be serving as an attorney for the Company, and that any communications between the Company (or any of its counsel) and Executive shall be subject to the attorney-client and attorney work product privilege.  Executive acknowledges that he has no right or authority to waive any attorney-client or attorney work product privilege belonging to the Company and/or any of its affiliates, and that he shall not provide any information in violation of such privileges. Executive further agrees that he shall not meet or otherwise communicate with any counter-party or any representative of any counter party to any litigation in which the Company (or any of its officers or directors) is a party, whether or not nominal, without the prior written consent of the Company.

5.

Public Comment.  Prior to issuing any press release or SEC filing (e.g. Form 8-K) regarding your resignation, the Company agrees to give Executive 24 hours, with the opportunity to review and  comment on the written draft release or SEC filing, notice prior to the requisite filing date.

6.

Release.  You hereby acknowledge that the Company’s obligations under Section 2 hereof are in excess of any payments or benefits to which you are entitled under law, contract or otherwise and are contingent upon your timely performance of your obligations under this Agreement in all material respects, and the release of claims set forth in this Section 6 (the “Release”).  For purposes of this Section 6, “Released Parties” include the Company and its affiliated companies and their officers, directors, managers, stockholders, employees, agents, representatives, plans, trusts, administrators, fiduciaries, insurance companies, attorneys, successors, and assigns.

6.1

You, on behalf of yourself and your personal and legal representatives, heirs, executors, successors and assigns, hereby acknowledge full and complete satisfaction of, and fully and forever waive, release, and discharge the Released Parties from any and all claims, causes of action, demands, liabilities, damages, obligations, and debts (collectively referenced as “Claims”), of every kind and nature, whether known or unknown, suspected or unsuspected, that you hold as of the date you sign this Agreement, or at any time previously held against any Released Party, arising out of any matter whatsoever (with the exception of breach of this Agreement). This release specifically includes, but is not limited to, any and all Claims:

(a)	Arising out of or in any way related to your employment with or separation of employment from the Company, or any contract or agreement between you and the Company or the termination thereof;
(b)

Arising out of or in any way related to any treatment of Executive by any of the Released Parties, which shall include, without limitation, any treatment or decisions with respect to hiring, placement, promotion, discipline, work hours, assignment of or change in duties or responsibilities, demotion, transfer, termination, compensation, performance review, or training;  any statements or alleged statements by the Company or any of the Released Parties regarding Executive, whether oral or in writing; any damages or injury that Executive may have suffered, including without limitation, emotional or physical injury, compensatory damages, or lost wages; or employment discrimination, which shall include, without limitation, any individual or class claims of discrimination on the basis of age, disability, sex, race, religion, national origin, citizenship status, marital status, sexual preference, or any other basis whatsoever.

(c)

Arising under or based on the Equal Pay Act of 1963 (EPA); Title VII of the Civil Rights Act of 1964, as amended (Title VII); Section 1981 of the Civil Rights Act of 1866 (42 U.S.C. §1981); the Civil Rights Act of 1991

(42 U.S.C. §1981a); the Americans with Disabilities Act of 1990, as amended (ADA); the Family and Medical Leave Act of 1993, as amended (FMLA); the Genetic Information Nondiscrimination Act of 2008 (GINA); the National Labor Relations Act (NLRA); the Worker Adjustment and Retraining Notification Act of 1988 (WARN); the Uniform Services Employment and Reemployment Rights Act (USERRA); the Rehabilitation Act of 1973; the Occupational Safety and Health Act (OSHA); the Employee Retirement Income Security Act of 1974 (ERISA) (except claims for vested benefits, if any, to which you are legally entitled); the False Claims Act; Title VIII of the Corporate and Criminal Fraud and Accountability Act, as amended (18 U.S.C. §1514A) (Sarbanes-Oxley Act); the federal Whistleblower Protection Act and any state whistleblower protection statute(s); the California Fair Employment and Housing Act or any other federal, state or local law relating to employment or discrimination in employment or any other fair employment practices statute(s) of any state, in all cases arising out of or relating to your employment by Reading or investment in Reading or your services as an officer or employee of Reading or its subsidiaries, or otherwise relating to the termination of such employment or services.

(d)

Arising under or based on any other federal, state, county or local law, statute, ordinance, decision, order, policy or regulation prohibiting employment discrimination, providing for the payment of wages or benefits, or otherwise creating rights or claims for employees; any and all claims alleging breach of public policy, the implied covenant of good faith and fair dealing, or any express, implied, oral or written contract, handbook, manual, policy statement or employment practice, including, but not limited to, the Employment Agreement or Amendment thereto;  constructive discharge; misrepresentation; defamation; libel; slander; interference with contractual relations; intentional or negligent infliction of emotional distress; invasion of privacy; assault; battery; fraud; negligence; harassment; retaliation; or wrongful discharge; and

(e)

Arising under or based on the Age Discrimination in Employment Act of 1967 (“ADEA”), as amended by the Older Workers Benefit Protection Act (“OWBPA”), and alleging a violation thereof by any Released Party, at any time prior to the date you sign this Agreement.

6.2

You agree that, except as set forth in this Agreement, you are not entitled to any payment or benefits from any of the Released Parties, including, but not limited to, any payments or benefits under any plan, program or agreement with any Released Party, including, but not limited to, the Employment Agreement or Amendment thereto.

6.3

You agree that, this Agreement extinguishes all claims and charges that you could have raised against any of the Released Parties, whether known to you or not.  You expressly waive all rights and benefits under Section 1542 of the California

Civil Code and any similar law of any state or territory of the United States. Section 1542 of the California Civil Code provides as follows:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.”

6.4

You hereby represent that you know of no claim that you have that has not been released by this Section  6.  You further represent and warrant that you have not assigned or subrogated any of your rights, claims or causes of action, including any claims referenced in this Agreement, or authorized any other person or entity to assert such claim or claims on your behalf, and you agree to indemnify and hold the Company harmless against any assignment of said rights, claims and/or causes of action.

6.5

Nothing contained in this Release will (i) release any claim that cannot be waived under applicable law, (ii) release your rights to any benefits under any employee welfare benefit plan of the Company, the 401(k) Plan or with respect to the right to elect health care continuation under COBRA, (iii) release any entitlement to or with respect to indemnification which you may have pursuant to agreement, the Company’s bylaws, any policy of insurance maintained by the Company or otherwise under law, or (iv) be construed to release your rights under this Agreement or be construed to prohibit or restrict you in any manner from bringing appropriate proceedings to enforce this Agreement.  You acknowledge that your execution of this Agreement terminates any claims you previously held to any and all compensation and employee benefits, other than those specifically identified in this Agreement.

6.6

By signing this Agreement, you represent that you have not commenced or joined in any claim, charge, action or proceeding whatsoever against any of the Released Parties arising out of or relating to any of the matters set forth in this Section 6. You further represent that you will not be entitled to any personal recovery in any action or proceeding that may be commenced on your behalf arising out of the matters released hereby.

7.

Release of ADEA Claims.  You expressly acknowledge and agree that this Agreement includes a release of all claims which you have or may have under the Age Discrimination in Employment Act, as amended (“ADEA”).  The following terms and conditions apply to and are part of the release of ADEA claims under this Agreement:

(a)	You have been advised to consult with an attorney before signing this Agreement;
(b)	You are not releasing any rights or claims under the ADEA that may arise after the date on which you execute this Agreement;

(c)	You have twenty-one (21) days from the date you are presented with this Agreement to decide whether or not to sign this Agreement, although you may choose to sign the Agreement at any time earlier;
(d)	You have seven (7) days after signing this Agreement to revoke this Agreement (the “Revocation Period”), and this Agreement will not be effective until that Revocation Period has expired;
(e)

To revoke this Agreement, you must deliver written notice of revocation by hand, overnight delivery, or confirmed facsimile signed by you and received by the Company to the attention of Ellen Cotter, President & CEO, no later than the seventh (7th) day of the Revocation Period.  If no such revocation occurs, the General Release and this Agreement will become effective on the eighth (8th) day following your execution of this Agreement. You further acknowledge and agree that, in the event that you revoke this Agreement, it will have no force or effect; and

(f)

You hereby acknowledge and agree that you are knowingly and voluntarily releasing your rights and claims only in exchange for consideration (something of value) in addition to anything of value to which you are already entitled.

8.

Restrictive Covenants; Arbitration; Surviving Provisions.  You acknowledge and agree that Sections 8 (Non-Disclosure), 9 (Remedies), and 12 (Data), and 13 (Arbitration) of the Employment Agreement shall remain in effect after your resignation and termination of your employment, and are expressly incorporated herein.  You further agree that any disputes related to this Agreement, or breach therefor, including the arbitrability of such dispute or controversy, shall be determined and settled by arbitration pursuant to the procedures set forth in Section 13 of the Employment Agreement.  Further, the provisions of the Company policies that relate to trade secrets, confidential and proprietary information and non-solicitation of employees will survive the termination of your employment and are incorporated in this Section 8 by reference.  Payments to you or on your behalf under Section 2.1(b), 2.2, and 2.3(b) will be conditioned on your continued compliance with the provisions of these provisions and the provisions of this Agreement.   In the event of any violation by you of these provisions or the provisions of this Agreement, no further payments will be made under Section 2.1(b) or 2.3(b) and no vesting of any unvested equity awards will occur under Section 2.2, and your right to any unpaid payments under Section 2.1(b) and 2.3(b) and any unvested equity awards under Section 2.2 will be forfeited.

9.	General Provisions.
9.1

Severability.  It is the desire and intent of the parties that the provisions of this Agreement will be enforced to the fullest extent permissible. In the event that any one or more of the provisions of this Agreement will be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remainder of this Agreement will remain valid and enforceable and continue in full force and effect to the fullest extent consistent with law. Moreover, if any one or more of the provisions contained in this Agreement is held to be excessively broad as to duration, scope, activity or subject, such provisions will be construed by limiting and reducing them so as to be enforceable to the maximum extent compatible with applicable law.

9.2	No Admission. By entering into this Agreement, the parties do not admit to, and expressly deny, any wrongdoing.
9.3

Return of Property.  You agree to return to the Company, on or prior to the Resignation Date, all files, records, documents, reports, computers and other property of the Company in your possession or control, including, but not limited to, any documents or other materials containing confidential information, and you further agree that you will not keep, transfer or use any copies or excerpts of the foregoing items. Executive will be permitted to copy and remove any electronic files on the computer or cell phone that contain his personal information (but not any confidential information or proprietary Company information or data), including contact information.  Executive understands and agrees that following his resignation, the Company shall have the right to access and review any files on his Company-provided computer, and to open and review any emails received at his Company email address.

9.4

Notices. Unless otherwise specified in this Agreement, any and all notices, requests, demands and other communications provided for by this Agreement will be in writing and will be effective when delivered in person, consigned to a reputable national or international courier service (including Federal Express), and addressed to you at your last known address on the books of the Company (which is 1995 Monte Vista Street, Pasadena, CA 91107) or, in the case of the Company, at the Company’s principal place of business (which is 6100 Center Drive, Suite 900, Los Angeles, CA 90045), attention of the CEO of the Company, or to such other address as either party may specify by notice to the other actually received.

9.5

Successors and Assigns. This Agreement is personal to you and, without the prior written consent of the Company, will not be assignable by you otherwise than by will or the laws of descent and distribution. This Agreement will inure to the benefit of and be enforceable by your legal representatives. This Agreement will inure to the benefit of and be binding upon the Company and its successors and assigns.

9.6

Governing Law; Captions; Amendment. This Agreement will be governed by, and construed in accordance with, the laws of the State of California, without reference to principles of conflict of laws. The captions of this Agreement are not part of the provisions hereof and will have no force or effect. This Agreement may not be amended or modified except by a written agreement executed by the parties hereto or their respective successors and legal representatives.

9.7

Code Section 409A Compliance. The Company and you each hereby affirm that it is their mutual view that the provision of payments and benefits described or referenced herein are either exempt from or intended to be in compliance with the requirements of Section 409A of the Code and the Treasury regulations relating thereto (“Section 409A”) and that each party’s tax reporting will be completed in a manner consistent with such view.  The Company and you each agree that upon the Resignation Date, you will experience a “separation from service” for purposes of Section 409A. Any payments that qualify for the “short-term deferral” exception or another exception under Section 409A will be paid under the applicable exception.  For purposes of the limitations on nonqualified deferred compensation under Section 409A of the Code, each payment of compensation under this Agreement will be treated as a separate payment of compensation.    Notwithstanding anything to the contrary in this Agreement, all reimbursements and in-kind benefits provided under this Agreement will be made or provided in accordance with the requirements of Section 409A of the Code, including, where applicable, the requirement that (x) the amount of expenses eligible for reimbursement, or in kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in kind benefits to be provided, in any other calendar year; (y) the reimbursement of an eligible expense will be made no later than the last day of the calendar year following the year in which the expense is incurred; and (z) the right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit.  Neither the Company nor its affiliates will be liable in any manner for any federal, state or local income or excise taxes (including but not limited to any taxes under Sections 409A of the Code), or penalties or interest with respect thereto, as a result of the payment of any compensation or benefits hereunder or the inclusion of any such compensation or benefits or the value thereof in your income.  You acknowledge and agree that the Company will not be responsible for any additional taxes or penalties resulting from the application of Section 409A.

9.8

Withholding. Notwithstanding any other provision of this Agreement, the Company may withhold from amounts payable under this Agreement all amounts that are required to be withheld, including, but not limited to, federal, state, local and foreign taxes to be withheld by applicable laws or regulations, but will only take such withholdings to the minimum extent permissible under applicable laws or regulations.

9.9

Preparation of Agreement. This Agreement will be interpreted in accordance with the plain meaning of its terms and not strictly for or against any of the parties hereto. Regardless of which party initially drafted this Agreement, it will not be construed against any one party, and will be construed and enforced as a mutually-prepared document.

9.10

Entire Agreement. This Agreement constitutes the entire agreement between you and the Company with respect to the subjects addressed herein, and together with the provisions that survive your resignation and termination of your employment as specified in this Agreement, this Agreement supersede all prior agreements, understandings and representations, written or oral, with respect to those subjects, including, but not limited to the, Employment Agreement and Amendment thereto.   Without limiting the generality of the foregoing, you acknowledge that the Employment Agreement and Amendment thereto will be terminated upon the effectiveness of this Agreement, except as specified in this Agreement.

9.11	Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, and which together will be deemed to be one and the same instrument.
9.12	Waiver of Breach. Any waiver of any breach of this Agreement shall not be construed to be a continuing wavier or consent to any subsequent breach on the part of you or of the Company.
10.

Consultation with Attorney; Voluntary Agreement. You understand and agree that you have the right and have been given the opportunity to review this Agreement and, specifically, the Release set forth in Section 6 above, with an attorney of your choice.    You also understand and agree that you are under no obligation to consent to the Release. You acknowledge that you have read this Agreement and the Release and understand their terms and that you enter into this Agreement freely, voluntarily, and without coercion.

READ CAREFULLY BEFORE SIGNING

THIS SEPARATION AND RELEASE AGREEMENT INCLUDES A RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS AND A WAIVER OF YOUR RIGHTS UNDER THE AGE DISCRIMINATION IN EMPLOYMENT ACT AS WELL AS OTHER FEDERAL, STATE AND LOCAL LAWS PROTECTING EMPLOYEE RIGHTS.  IF YOU SIGN THIS AGREEMENT, YOU ARE WAIVING ALL OF YOUR RIGHTS TO ASSERT ANY CLAIMS UNDER THESE LAWS.  PLEASE READ THIS AGREEMENT CAREFULLY AND SEEK THE ADVICE OF AN ATTORNEY REGARDING THE LEGAL EFFECT OF SIGNING THIS AGREEMENT.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year written opposite their signature.

“Executive”

Date: _____________________________________________

William D. Ellis, an individual

“Company”

Reading International, Inc.

Date: _______________By:____________________________

Ellen M. Cotter, President and CEO